CODE OF BUSINESS CONDUCT & ETHICS

The Board of Directors of the Company adopted the following Code of Business Conduct & Ethics (the “Code”) for all Directors, officers and Employees of the Company as a guide to ensure that our standards of ethics are not compromised and that we do not violate laws and regulations in the name of profit. For purposes of this Code, the term “Employee” includes contractors and any individual who is paid with Company funds. The “Company” includes Helius Medical Technologies, Inc., it related companies and all of its subsidiaries.

The Company’s reputation depends upon the integrity and ability of its Employees to comply with all applicable laws and regulations and to observe high standards of business and personal ethics in discharging their duties and responsibilities. This requires honesty and integrity in every aspect of interacting with other Employees, patients, customers, competitors, regulators, and shareholders. While there cannot be a specific rule for every situation you may encounter in your workday, we have adopted this Code to provide certain principles for business conduct and ethics.

The Company has formalized its commitment to ethical behavior by adopting this Code of conduct to ensure lawful and ethical behavior on the part of its Directors and Employees. All Directors and Employees must abide by this Code, as well as any other policies, procedures, and obligations the Employee may have.

A violation of the law or this Code is a serious matter. A Director, officer or Employee that violates a law, government regulation or this Code will face appropriate disciplinary action, which may include demotion or immediate termination of employment for cause.

The provisions of this Code may be amended or waived only by the Company’s Board of Directors.

Criteria for Ethical Decision Making

We believe that compliance with all laws is the starting point for ethical decision making. We strive to do more. Acting on behalf of the Company calls us to always be truthful, accountable and to do the right thing. While this sounds simple enough to follow, in practice, it can prove complex.

If you ever have questions about whether a particular action is lawful or complies with our Code, you should ask questions and seek advice. You should ask your manager, the CEO, or a representative from the legal department.

Helius forbids retaliation against anyone who asks ethical questions and seeks the advice of a member of the executive team or legal counsel and voices a concern in good faith.

Ethical Business Practices

Our Employees execute their responsibilities with the highest standards for ethical business practices. You must deal with competitive information in an ethical manner as part of conducting Company business. You must only use appropriate methods for collecting competitive information, and you must never misrepresent yourself when gathering information. If you receive competitors’ information inadvertently, do not copy or forward it to others, but report it to your manager, CEO, or legal representative and follow their advice. Communicate to agents, suppliers and business partners that they must observe these guidelines when acting on behalf of the Company. .

Fair Dealings

We are committed to establishing long-term, productive business relationships with each of our customers. Every interaction we have with healthcare professionals, patients, payers, colleagues and other customers is an opportunity to strengthen those relationships and demonstrate our commitment to honesty, integrity, and fair dealing.

Deal fairly and honestly with the Company’s collaborators, suppliers, competitors, other Employees, and anyone else with whom you have contact in the course of performing your job. You should not take unfair advantage of anyone through manipulation, concealment, misappropriate or abuse of confidential information, falsification, misrepresentation of facts or any other unfair dealing practice.

The Company requires that all contracts, agreements, obligations and other documents correctly set forth the terms of the underlying business arrangement and that any such documents are reviewed and approved through established Company policy and procedures.

Corporate Opportunities and Duty of Loyalty

As healthcare technology innovators, we know that our innovations will change patients’ lives for the better. This is an awesome responsibility and must be handled with great respect. We respect the relationship we have formed with our patents and customers, and the trust they have placed in us. To honor that trust and continue to provide our patients with extraordinary opportunities and medical devices, we must honor the duty to our Company. We must promote our products solely based on their approved labeling and promoting and selling our products through accurate and truthful communications.

You have a duty of loyalty to the Company, which includes a duty to advance the Company’s legitimate business interests when the opportunity to do so arises. Accordingly, you may not use your position or the Company’s name, property, information or good will for personal gain or for the gain of others. You are further prohibited from taking advantage, or allowing others to take advantage, of a personal opportunity that is discovered through the use of corporate property, Company information or your position with the Company.

Conflicts of Interest

Helius expects loyalty from all of its Directors and Employees. A conflict of interest occurs when a Director or Employee allows personal interests to interfere with his or her responsibility to the Company. Even the appearance of a conflict of interest should be avoided.

You must act to benefit the Company and avoid any situation that actually or potentially benefits you at the Company’s expense. Some conflicts are clear-cut; others are less obvious. For that reason, you must fully disclose to a member of the executive team all circumstances that could be construed or perceived as a conflict of interest. Full disclosure enables us to resolve unclear situations and create an opportunity to dispose of or ethically handle conflicts of interest before any difficulty can arise. To the extent a conflict of interest cannot be avoided in a reasonable fashion then appropriate procedures must be put in place to minimize the involvement of any conflicted individuals in the relationship or interaction, giving rise to the conflict. Failure to make required disclosures or resolve conflicts of interest satisfactorily can result in disciplinary up to and including termination of employment.

Any employment agreement with the Company may appropriately prohibit an Employee’s employment or engagement in any capacity in any other business without the prior permission of the Company. This provision broadly addresses potential conflicts of interest. While it is not possible to describe every situation that could lead to a conflict of interest, the following are examples of possible conflicts of interest

•	Acting as an Employee, Director or officer of or a consultant to, a competitor or potential competitor of the Company, regardless of the nature of the employment or consulting relationship;

•	Holding a substantial interest in a business which is a customer, competitor or supplier of the Company or which otherwise does business with the Company;

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The purchase of merchandise or services for the Company from, or placement of other business with, a company directly or beneficially owned or controlled by an Employee, Director or officer of the Company, his or her spouse, relative, in-law or co-habitant; and

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Serving as proprietor, general partner, officer or Director of any business (except charitable organizations or family businesses that in no way compete with the Company or do business with the Company) without first obtaining written consent of the CEO of the Company. (Non-employee Directors of the Company are excluded from this prohibition.)

Accepting or Giving Gifts

By holding ourselves to the highest ethical standards, the Company does not use gifts, meals, hospitality, entertainment, recreation, and other items or activities of value to influence a payer to prescribe, use, purchase, recommend, or make favorable formulary recommendations concerning our products.

Similarly, Employees are not permitted to accept gifts because of the potential, or the appearance of the potential, to unfairly influence a Company decision.

You must avoid activities or relationships that conflict with the Company’s interests or adversely affect the Company’s reputations. The types of activities and relationships you must avoid include, but are not limited to:

•	Accepting or soliciting a gift, favor, or service that is intended to, or might appear to, influence the Employee’s decision-making or professional conduct; or

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Giving or offering to give any gift, gratuity, favor, entertainment, reward, “bribe” or “kickback” or any other thing of value that might influence or appear to influence the judgment or conduct of the recipient in the performance of his or her job. This includes transactions with government personnel from any country, customers and suppliers.

You may give or receive unsolicited gifts or entertainment only in cases where the gifts or entertainment are of nominal value, are customary to the industry, will not violate any laws and will not influence or appear to influence the recipient’s judgment or conduct at his or her employer’s business. In the event of the receipt of a gift of unknown value or excessive value where non-acceptance would be detrimental or cause embarrassment, the gift should be deemed Company property and given to the CEO for proper disposition.

Fraud, Theft or Dishonesty

It is absolutely forbidden that any Director, Employee, or business counterpart of the Company commit any act, or attempt to commit any act, of fraud, theft or dishonesty.

You will not commit any acts of fraud, theft, dishonesty, embezzlement, misappropriation or falsification in connection with the performance of your duties for the Company. The Company will take disciplinary action and report any suspicion of fraud or theft to the applicable law enforcement agency.

Compliance with Laws, Regulations and Rules

It is Helius’ policy to observe and comply with all laws and regulations applicable to it and the conduct of its business, wherever that may be. We expect our Directors and Employees to do the same. As stated earlier, obedience to the law is a starting point, but it is an essential starting point that must be met by all Employees and Directors all of the time.

You will at all times obey and comply with all federal, provincial, state and local laws, regulations and ordinances of the countries in which we operate, including but not limited to the following:

•	Health and safety laws concerning the workplace;

•	Civil rights laws concerning harassment and job discrimination;

•	Employment laws concerning payment of minimum wage, overtime requirements, child labor and general working conditions;

•	Immigration related laws concerning the hiring of legally documented workers;

•	Securities laws;

•	Laws concerning racketeering and corrupt practices;

•	Laws concerning the proper maintenance of books, records and internal controls;

•	Laws, regulations, and accepted industry practices concerning drug development and commercialization;

•	Laws prohibiting illegal payments, gifts, bribes or kickbacks to governmental officials, political parties or others;

•	Privacy laws;

•	Environmental laws;

•	Laws prohibiting misappropriation, unauthorized use, reproduction or distribution of any third party’s trade secrets, copyrighted information or confidential proprietary information;

•	Antitrust and other laws prohibiting unfair competition or restraint of trade; and

•	Any other applicable law or regulatory ordinance.

Managers and supervisors need to model and inspire ethical compliance and integrity at work. We rely on managers and supervisors to demonstrate a strong commitment to our Code and to all laws through their words and actions. Employees must model good behavior to Company consultants, suppliers, and clients.

You will not commit or condone an unethical or illegal act nor instruct another Employee, consultant, contractor, supplier or representative of the Company to do so. You will not authorize or permit any consultant, contractor, distributor or representative of the Company to have authority to enter into, incur, make, change, enlarge or falsify any contract, liability or agreement, obligation, representations, guarantee, warranty or commitment on behalf of the Company or its affiliated companies..

You are expected to be sufficiently familiar with any laws that apply to our work, to recognize potential breaches and to know when to seek legal advice. If in doubt, you should discuss the matter with a member of the executive team or member of the legal team.

If you become aware of any violation of law or regulation, you must inform the Chief Executive Officer, Chief Financial Officer, Chair of the Audit Committee of the Board of Directors or your immediate supervisor. Directors and Employees may also report violations by calling Helius’ Ethics hotline. The Ethics hotline number/email is: [      ]

Insider Information also known as “Tipping”

Both securities laws and Helius’ policies prohibit individuals in possession of material information relating to Helius or one of its partners that has not been disclosed to the general public from receiving a benefit from such information. All Directors and Employees must abide by Helius’ Insider Trading policy. A copy of the policy is distributed to new Directors upon joining the Board of Directors and to new Employees at date of employment, and is available from the Chief Financial Officer.

The policy applies to any person who has knowledge of material, nonpublic information about the Company and to those persons, such as relatives or friends, who receive such information from a person who possesses the information. If you are unsure whether the purchase or sale of Helius stock or a development partner's stock would violate the Insider Trading Policy, you must consult the Chief Financial Officer before buying or selling the stock.

From time to time the Company implements stock trading blackout periods during which time Directors, officers and Employees are restricted from buying or selling shares. Background information on blackouts will be made available to Employees via emails.

Also prohibited is “tipping” – the disclosure of material, non-public information to anyone other than in the necessary course of business. “Tipping” is a violation of the law and may result in civil or criminal liability of the person who passes material non-public information to another person who buys or sells securities while in possession of the information.

The Company is completely against anyone conducting activities which contravene the Code and the securities laws.

Accounting and Recordkeeping

Our shareholders depend on our honesty and integrity, particularly when measuring the financial performance of our Company. We must maintain ethical, honest, and reliable accounting practices at all times. This includes all aspects of our financial activities and every individual who has any responsibility for the Company financial information.

Every Employee who participates in the financial control and reporting processes of the Company is involved in our effort to provide the public with an honest and complete understanding of our financial strength.

It is of monumental importance to Helius that all disclosures in public communications made by Helius and in financial reports and documents that Helius files with, or submits to, the Securities and Exchange Commission is full, fair, accurate, timely and understandable. Each Director and Employee must take all steps available to assist Helius in these responsibilities consistent with his or her role within our company. In particular, you are required to provide prompt and accurate answers to all inquiries made to you in connection with Helius’s preparation of its public reports and disclosures and report all material information of which you are aware that affects public disclosures made by Helius.

If you have responsibility over any aspect of the Company’s financial activities (including, but not limited to, processing of cash receipts or processing or approval of payments; creation, processing or approval of invoices and credit memos; payroll and benefits decisions; approval of expense reports and any and all other transactions; or the estimation of reserves or other claims or the amount of any accrual of deferral; or the recording of any of the foregoing in the Company’s ledgers) and/or the preparation of the Company’s financial statements or other reports, you must ensure your involvement complies with honest and accurate procedures.

We must ensure that our Company’s financial information is accurate and complete. Our shareholders and regulators, among others, expect us to do so. The records we create as part of our daily responsibilities have a significant impact on the financial information our Company discloses and the larger decisions we make. All of our Employees who are involved in this preparation and communication effort must understand and comply with our Code and Company standard for public disclosure.

As an Employee involved in the preparation of Company financials, you shall not subvert the Company’s established systems of internal management and accounting controls, maintain funds or assets for any illegal or improper purposes or make false or misleading statements in any Company documents, reports or records. No undisclosed or unrecorded accounts may be established using the Company’s funds or other assets. All accounting records and the financial reports produced from those records must be kept and presented in accordance with applicable law, must accurately and fairly reflect in reasonable detail the Company’s assets, liabilities, revenue and expenses, and must be in accordance with generally accepted accounting principles.

Transactions must be promptly supported by accurate and reasonably detailed documentation and recorded in the proper account. Best efforts are to be made to record transactions in the proper accounting time period. To the extent that estimates are necessary, they must be based on your good faith judgment and be supported by appropriate documentation. No payment or the related accounting entry may be approved or made with the intention or understanding that any part of the payment will be used for any purpose other than that described by the document supporting the entry or payment.

If you receive inquiries from the Company’s independent accountants, you must respond promptly, fully and accurately.

If you have any questions about this section of the Code, or have a work-related question or concern, you should take it up directly with the CFO.

Use of Company Property and Resources

You are entrusted with the care, management and cost-effective use of the Company’s property and you will not make use of these resources for your own personal benefit or purposes or for the personal benefit of anyone else. You should not have an expectation of personal privacy in any Company property entrusted to you.

You will ensure that all Company property assigned to you is maintained in good condition and you should be able to account for such equipment. Any dispositions of Company property should be for the benefit of the Company and not for personal benefit.

Access to the Company’s computer systems is restricted where computer systems are defined as any combination of hardware, programs, applications, peripheral devices, personnel and/or associated documentation. Passwords are to be kept confidential and use of the computer systems is limited to authorized business purposes.

You must protect Helius’ assets and ensure their proper use. Helius’s assets, both tangible and intangible, are to be used only for legitimate business purposes of Helius and only by Directors and authorized Employees or consultants. Intangible assets include intellectual property such as:

•	Trade secrets, patents, trademarks and copyrights;

•	Development, business and marketing plans;

•	Clinical and other trial protocols and results;

•	Scientific, engineering and manufacturing processes, designs and databases;

•	Company records;

•	Unpublished scientific information; and

•	Any unpublished financial data and reports.

Unauthorized alteration, destruction, use, disclosure or distribution of Helius assets violates this Code of conduct and may result in discipline, up to and including termination of employment. Theft or waste of, or carelessness in using, these assets would have an adverse impact on Helius’s operations and profitability and will not be tolerated.

Helius’s systems and other assets may not be used for any unlawful purpose, such as sending discriminatory, harassing, or obscene materials (including without limitation those directed at an individual’s or group’s race, sex, sexual orientation, disability, age, religion, national origin, color, or any other legally protected characteristic) or violating any of Helius’s policies.

Proprietary and Confidential Information, Intellectual Property and Inventions

Our Company’s proprietary and confidential information is one of our most valuable assets, and we substantially invest in its development. We protect our Company’s intellectual property by obtaining patent, trademark, or trade secret protection, and by taking precautions to prevent inappropriate disclosure, use, or loss of such information. We vigorously enforce our rights to these assets, and we similarly respect the intellectual property of others.

Confidential information may also include our business strategy, plans for the future, and other non-public information. We want our Employees to be well informed about our business, our plans for future growth, and the successes and challenges we have along the way. In return for this openness, the Company places trust in its Employees to maintain, absent a court order or other legal requirement, the strict confidentiality of our proprietary information and those aspects of our business that we have not yet shared with shareholders and the general public.

You are to take all feasable measures to protect the confidentiality of non-public information about the Company obtained or created in connection with your activities and to prevent the unauthorized disclosure of such information unless required by applicable law or regulation of legal or regulatory process. You must use proprietary information only for the Company’s legitimate business purposes, and not for your personal benefit or the personal benefit of anyone else. You must avoid discussing Company information in public places where others can hear.

To provide the Company with reasonable protection against disclosure of trade secrets and confidential information, all Employees may be required to sign an employment agreement prior to their start with the Company that includes clauses addressing confidential information, invention assignment and a prior invention declaration. These clauses state in part that the Company retains exclusive ownership of all inventions and discoveries arising out of employment and any information pertaining to the business or research activities of the Company.

Proprietary and confidential information is any information about the Company that has not been disclosed to the public and includes, without limitation:

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The Company’s ideas, discoveries, inventions, formulae, algorithms, techniques, processes, know how, trade secrets, research, laboratory notes, data, analysis, assays, designs, methods, flow charts, drawings, specifications, plans, prototypes, apparatus, devices, specimens, manufacturing and production processes;

•	Company strategy and the content of upcoming meetings;

•	Regulatory filings and correspondences;

•	Software;

•	Information concerning actual or projected sales, earnings or operating results or business transactions;

•	Customer and supplier lists, relationship with consultants, contracts, business plans and marketing strategies; and

•	Personnel information.

It is each Employee’s responsibility to know what is confidential or proprietary and ensure that they use it only in the performance of duties with the Company. If unsure, consider the information to be confidential until you obtain clarification to the contrary.

Reporting and Compliance Procedures

We are committed to ensuring that Helius is a Company that maintains the highest ethical and compliance standards. This is a responsibility every Employee shares and must continue to ask questions and be vigilant at all times.

Every Employee, officer and Director has the responsibility to ask questions, seek guidance, report suspected violation and express concern regarding compliance with this Code, including but not limited to questionable accounting, internal accounting control or auditing matters.

Any Employee, officer or Director who knows or believes that any other Employee or representative of the Company has engaged or is engaging in Company-related conduct that violates applicable law or this Code has the responsibility to report such information. You should first talk to any member of the executive team or a legal team member.

If you are not comfortable reporting to the above, it is not feasible, or such reporting has resulted in unsatisfactory results, you are to report such suspected violations to an independent member of the Board’s Audit Committee as set out below. You may also anonymously report this to the Company via the website.

Failure to comply with the standards outlined in this Code will result in disciplinary action including, but not limited to, reprimands, warnings, probation or suspension without pay, demotions, reductions in salary, discharge and restitution. Certain violations of this Code may require the Company to refer the matter to the appropriate governmental or regulatory authorities for investigation or prosecution. Moreover, any supervisor who directs or approves of any conduct in violation of this Code, or who has knowledge of such conduct and does not immediately report it, also will be subject to disciplinary action, up to and including discharge.

Whistle-blower Protection

Any Employee, officer, stockholder or third party who has a concern about the Company’s business conduct or any possible violations of law, or of this Code, or about its accounting, internal accounting controls, public reporting, or financial or auditing matters may communicate that concern directly to the Chairman of the Board of the Company or Chairman of the Audit Committee of the Board.

Such communication may be confidential. You may also contact these persons to report any issues, complaints or concerns about potential breaches in ethics, compliance requirements or company policy.

To contact the CEO, you may send an email to the Company; and to contact the Chairman of the Audit committee, you may send an email to the Audit Committee.

All such concerns will be forwarded to one or more appropriate individuals, inside or outside of the Company, for their review. The status of all outstanding concerns addressed to the Chairman of the Board or the Chairman of the Audit Committee will be reported to the Audit Committee periodically. The non-employee Directors of the Audit Committee may direct specialized support, including the retention of outside advisors or counsel with payment by the Company, for any concern addressed to them.

No adverse action or retribution of any kind (i.e. discharge, demote, suspend, threaten or harass or in any other manner discriminate against an Employee in the terms and conditions of employment) will be taken by the Company against any Employee because he or she reports in good faith a suspected violation of this Code or other irregularity by any person other than the reporting Employee.

Waivers and Amendments

While some of the policies contained in this Code must be strictly adhered to and no exception can be allowed, in other cases limited exceptions may be possible, depending on a case-by-case situation. Any executive officer or Director who seeks an exception to any of these policies should contact the Chairman of the Board of Directors. Any waiver of this Code for executive officers and Directors or any change to this Code that applies to executive officers or Directors may be made only by the Board of Directors of the Company and will be disclosed as required by law or stock market regulations.

Any other Employee or officer who believes that an exception to any of these policies is appropriate in his or her case should first contact his or her immediate supervisor. If the supervisor agrees that an exception is appropriate, the approval of the Chief Executive Officer must be obtained. The Chief Executive Office shall be responsible for maintaining a complete record of all requests for exceptions to any of these policies and the disposition of such requests.

Administration and Distribution

The Company’s Board of Directors and Audit Committee have established the standards of business conduct contained in this Code and oversees compliance with this Code.

This Code shall be distributed to each new Employee, officer and Director of the Company upon commencement of his or her employment or other relationship with the Company. It will also be made available via the Company’s Intranet site.

Strict adherence to this Code is vital. Managers are responsible for ensuring that Employees are aware of and understand the provisions of the Code. For clarification or guidance on any point in the Code of Business Conduct & Ethics, please consult a member of the executive team or a Human Resources Manager.